UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 27, 2009

OMNICOM GROUP INC.
(Exact Name of Registrant as Specified in its Charter)

New York	**1-10551**	**13-1514814**
(State or other jurisdiction	**(Commission**	**(IRS Employer**
of incorporation)	**File Number)**	**Identification No.)**

437 Madison Avenue, New York, NY	**10022**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (212) 415-3600

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition.

On April 27, 2009, Omnicom Group Inc. ("Omnicom") issued an earnings release reporting its financial results for the three months ended March 31, 2009. A copy of this earnings release is attached as Exhibit 99.1 hereto. Following the issuance of this earnings release, Omnicom hosted an earnings call in which its financial results for the three months ended March 31, 2009 were discussed. The investor presentation materials used for the call are attached as Exhibit 99.2 hereto.

On April 27, 2009, Omnicom posted the materials attached as Exhibits 99.1 and 99.2 on its web site (www.omnicomgroup.com).

As discussed on page 1 of Exhibit 99.2, the investor presentation contains forward-looking statements within the meaning of the federal securities laws. These statements are present expectations, and are subject to the limitations listed therein and in Omnicom's other SEC reports, including that actual events or results may differ materially from those in the forward-looking statements.

The foregoing information (including the exhibits hereto) is being furnished under "Item 2.02 Results of Operations and Financial Condition" and "Item 7.01 Regulation FD Disclosure." Such information (including the exhibits hereto) shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

Item 7.01 Regulation FD Disclosure.

See "Item 2.02 Results of Operations and Financial Condition" above.

Item 9.01. Financial Statements and Exhibits.

(d) *Exhibits*.

Exhibit Number	Description
99.1	Earnings release dated April 27, 2009.
99.2	Investor presentation materials dated April 27, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OMNICOM GROUP INC.

By: /s/ Philip J. Angelastro

Name: Philip J. Angelastro
Title: Senior Vice President Finance and Controller

Date: April 27, 2009

2

EXHIBIT INDEX

Exhibit Number	Description
99.1	Earnings release dated April 27, 2009.
99.2	Investor presentation materials dated April 27, 2009.

Exhibit 99.1



FOR IMMEDIATE RELEASE

Contact: Randall Weisenburger
          212-415-3393

Omnicom Reports First Quarter 2009 Results

NEW YORK, April 27, 2009 - Omnicom Group Inc. (NYSE-OMC) today announced that net income for the first quarter of 2009 decreased 21.2% to $164.5 million from $208.7 million in the first quarter of 2008. Diluted net income per common share in the first quarter of 2009 decreased 17.2% to $0.53 per share from $0.64 per share in the first quarter of 2008.

Worldwide revenue for the first quarter of 2009 decreased 14.0% to $2,746.6 million from $3,195.4 million in the first quarter of 2008. Domestic revenue for the first quarter of 2009 decreased 7.8% to $1,532.3 million compared to $1,661.2 million in the first quarter of 2008. International revenue for the first quarter of 2009 decreased 20.9% to $1,214.3 million compared to $1,534.2 million in the first quarter of 2008.

Omnicom Group Inc. (NYSE-OMC) (www.omnicomgroup.com) is a leading global marketing and corporate communications company. Omnicom's branded networks and numerous specialty firms provide advertising, strategic media planning and buying, digital and interactive marketing, direct and promotional marketing, public relations and other specialty communications services to over 5,000 clients in more than 100 countries.

For a live webcast and/or a replay of our first quarter earnings conference call, go to www.omnicomgroup.com/InvestorRelations.

Omnicom Group Inc.

(Unaudited)
(In Millions of Dollars, Except Per Share Data)

Three Months Ended March 31,	2009	2008
Revenue	$ 2,746.6	$ 3,195.4
Operating expenses	2,464.2	2,844.6
Operating profit	282.4	350.8
Net interest expense	21.4	11.0
Income before income taxes	261.0	339.8
Income tax expense	88.7	115.2
Income from equity method investments	5.9	8.1
Net income	178.2	232.7
Less: Net income attributed to noncontrolling interests[a]	(13.7)	(24.0)
Net income - Omnicom Group Inc.[a]	$ 164.5	$ 208.7
Net income per common share – Omnicom Group Inc.[b]		
Basic	$ 0.53	$ 0.65
Diluted	$ 0.53	$ 0.64
Weighted average shares (in millions)[b]		
Basic	307.5	318.3
Diluted	307.6	320.1
Dividend declared per common share	$ 0.15	$ 0.15

(a)   On January 1, 2009, we adopted SFAS 160, Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51. In accordance with the presentation requirements of SFAS 160, we have reclassified the amounts reported as minority interest expense in 2008 as noncontrolling interests to be consistent with the 2009 presentation.

(b)   On January 1, 2009, we adopted FSP EITF 03-6-1, Determining Whether Instruments Granted in Share- Based Payment Transactions Are Participating Securities. Our unvested restricted stock awards pay dividends and therefore qualify as participating securities. In accordance with EITF 03-6-1, Net income, for the purposes of the basic and diluted net income per common share in 2009 and 2008, is reduced by $2.2 million and $2.6 million, respectively for a presumed hypothetical distribution of earnings to the holders of the unvested restricted stock. Additionally, the unvested restricted shares are excluded from the calculation of diluted net income per common share because their inclusion would have been anti-dilutive. The above information reflects the effect of the adoption on Earnings per Share, as if we had adopted EITF 03-6-1 at the beginning of the period and the 2008 amounts have been adjusted as required by EITF 03-6-1.



Exhibit 99.2

OmnicomGroup | Investor Presentation

First Quarter 2009 Results

April 27, 2009

Disclosure

The following materials have been prepared for use in the April 27, 2009 conference call on Omnicom's results of operations for the quarter ended March 31, 2009. The call will be archived on the Internet at http://www.omnicomgroup.com/financialwebcasts.

Forward-Looking Statements

Certain of the statements in this document constitute forward-looking statements within the meaning of the Private Securities Litigation Act of 1995. In addition, from time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. These statements relate to future events or future financial performance and involve known and unknown risks and other factors that may cause our actual or our industry's results, levels of activity or achievement to be materially different from those expressed or implied by any forward-looking statements. These risks and uncertainties include, but are not limited to, our future financial condition and results of operations, the continuing global economic recession and credit crisis, losses on media purchases on behalf of clients, reductions in client spending and/or a slowdown in client payments, competitive factors, changes in client communication requirements, the hiring and retention of personnel, our ability to attract new clients and retain existing clients, changes in government regulations impacting our advertising and marketing strategies, risks associated with assumptions we make in connection with our critical accounting estimates, legal proceedings, settlements, investigations and claims, and our international operations, which are subject to the risks of currency fluctuations and exchange controls. In some cases, forward-looking statements can be identified by terminology such as "may," "will," "could," "would," "should," "expect," "plan," "anticipate," "intend," "believe," "estimate," "predict," "potential" or "continue" or the negative of those terms or other comparable terminology. These statements are present expectations. Actual events or results may differ materially. We undertake no obligation to update or revise any forward-looking statement, except as required by law.

Other Information

All dollar amounts are in millions except for EPS. The following financial information contained in this document has not been audited, although some of it has been derived from Omnicom's historical financial statements, including its audited financial statements. In addition, industry, operational and other non-financial data contained in this document have been derived from sources we believe to be reliable, but we have not independently verified such information, and we do not, nor does any other person, assume responsibility for the accuracy or completeness of that information.

The inclusion of information in this presentation does not mean that such information is material or that disclosure of such information is required.

2009 vs. 2008 P&L Summary

	First Quarter		
	2009	2008	% Δ
Revenue	$ 2,746.6	$ 3,195.4	-14.0%
Operating Income	282.4	350.8	-19.5%
% Margin	*10.3%*	*11.0%*	
Net Interest Expense	21.4	11.0	
Income Before Tax	261.0	339.8	-23.2%
% Margin	*9.5%*	*10.6%*	
Taxes	88.7	115.2	
% Tax Rate	*34.0%*	*33.9%*	
Income from Equity Method Investments	5.9	8.1	
Net Income (a)	178.2	232.7	
Less: Net Income Attributed to Noncontrolling Interests (a)	(13.7)	(24.0)	
Net Income - Omnicom Group	$ 164.5	$ 208.7	-21.2%
Net Income per Common Share - Omnicom Group - Diluted (b)	$ 0.53	$ 0.64	-17.2%

(a) On January 1, 2009 we adopted SFAS 160, Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51. In accordance with the presentation requirements of SFAS 160, we have reclassified the amounts reported previously as minority interest expense in 2008 as noncontrolling interests to be consistent with the 2009 presentation.

(b) See pages 20-21 for supplemental earnings per share information.

Total Revenue Growth – First Quarter 2009

	$	% △
Prior Period Revenue	$ 3,195.4	
Foreign Exchange (FX) Impact (a)	(252.3)	-7.8%
Acquisition Revenue (b)	14.1	0.4%
Organic Revenue (c)	(210.6)	-6.6%
Current Period Revenue	$ 2,746.6	-14.0%

(a) To calculate the FX impact, we first convert the current period's local currency revenue using the average exchange rates from the equivalent prior period to arrive at constant currency revenue. The FX impact equals the difference between the current period revenue in U.S. dollars and the current period revenue in constant currency.

(b) Acquisition revenue is the aggregate of the applicable prior period revenue of the acquired businesses. Netted against this number is the revenue of any business included in the prior period reported revenue that was disposed of subsequent to the prior period.

(c) Organic revenue is calculated by subtracting both the acquisition revenue and the FX impact from total revenue growth.

Revenue by Discipline – First Quarter 2009



	$ Mix		% Change (a)
Advertising	$	1,213.3	-12.8%
CRM		1,016.1	-13.0%
PR		260.1	-17.4%
Specialty		257.1	-20.1%

(a) "Change" is the year-over-year increase or decrease from the prior period.

Revenue by Geography – First Quarter 2009



U.K.
8.4%

Other
15.0%

Euro
Markets
20.8%

U.S.
55.8%

	$ Mix	$ Change (a)
United States	$ 1,532.3	$ (128.9)
Organic		(140.1)
Acquisition		11.2
International	$ 1,214.3	$ (319.9)
Organic		(70.5)
Acquisition		2.9
FX		(252.3)

	$ Mix	% Change (a)
United States	$ 1,532.3	-7.8%
Euro Currency Markets	570.3	-18.7%
United Kingdom	230.6	-32.8%
Other	413.4	-15.6%

(a) "Change" is the year-over-year increase or decrease from the prior period.

Cash Flow – GAAP Presentation (condensed)

| | 3 Months ended March 31, | |
	2009	2008
Net Income	$ 178.2	$ 232.7
Share-Based Compensation Expense	14.5	15.2
Depreciation and Amortization	55.8	57.2
Other Non-Cash Items to Reconcile to Net Cash Used for Operations	(2.8)	(3.5)
Other Changes in Operating Capital	(474.1)	(809.2)
Net Cash Used by Operations	(228.4)	(507.6)
Capital Expenditures	(23.3)	(42.2)
Acquisitions	(3.1)	(89.0)
Other Investing Activities, net	3.8	(3.7)
Net Cash (Used) Provided by Investing Activities	(22.6)	(134.9)
Dividends	(46.7)	(49.1)
Proceeds from Short-term Debt, net	28.3	7.4
Proceeds from Long-term Debt, net	505.5	1.7
Repayment of Convertible Debt	(841.8)	(0.1)
Stock Repurchases	(1.8)	(316.0)
Proceeds from Stock Plans	0.2	33.2
Excess Tax Benefit on Share-based Compensation	-	4.1
Other Financing Activities, net	(14.2)	(21.7)
Net Cash Used by Financing Activities	(370.5)	(340.5)
Effect of exchange rate changes on cash and cash equivalents	(63.4)	3.7
Net Decrease in Cash and Cash Equivalents	$ (684.9)	$ (979.3)

Current Credit Picture

	2 Months ended March 3	
	2009	**2008**
EBITDA (a)	$ 1,856	$ 1,912
Gross Interest Expense (a)	$ 126.0	$ 104.5
EBITDA / Gross Interest Expense	14.7 x	18.3 x
Total Debt / EBITDA	1.5 x	1.6 x
Debt:		
Bank Loans (Due Less Than 1 Year)	$ 44	$ 20
CP Issued Under $2.5B Revolver Due 6/23/11	30	-
Borrowings Under $2.5B Revolver Due 6/23/11	475	-
Convertible Notes Due 2/7/31	6	847
Convertible Notes Due 7/31/32	727	727
Convertible Notes Due 6/15/33	-	-
Convertible Notes Due 7/1/38	467	467
10 Year Notes Due 4/15/16	997	996
Other Debt	18	21
Total Debt	$ 2,764	$ 3,078
Cash and Short Term Investments	427	863
Net Debt	$ 2,337	$ 2,215

(a) "EBITDA" and "Gross Interest Expense" calculations shown are for the twelve months ending March 31. EBITDA is defined as operating income before interest, taxes, depreciation and amortization. Although EBITDA is a non-GAAP measure, we believe EBITDA is more meaningful for purposes of this analysis because the financial covenants in our credit facilities are based on EBITDA (see reconciliation of Operating Income to EBITDA on page 23).

Current Liquidity Picture

	Total Amount of Facility	As of March 31, 2009	
		Outstanding	Available
Committed Facilities			
Revolver & Commercial Paper (a)	$ 2,500	$ 505	$ 1,995
Other Committed Credit Facilities	44	44	-
Total Committed Facilities	**2,544**	**549**	**1,995**
Uncommitted Facilities (b)	**370**	**-**	**-** (b)
Total Credit Facilities	**$ 2,914**	**$ 549**	**$ 1,995**
Cash and Short Term Investments			**427**
Total Liquidity Available			**$ 2,422**

(a) Credit facility expires June 23, 2011.

(b) Represents uncommitted facilities in the U.S., U.K. and Canada. These amounts are excluded from our available liquidity for purposes of this presentation.

Omnicom Debt Structure

Supplemental Information

Omnicom Debt Structure



The above chart reflects Omnicom's debt outstanding at March 31, 2009. The amount reflected above for the 10 Year Notes represents the principal amount of these notes at maturity on April 15, 2016.

Omnicom Debt Structure

The Bank Facility and Commercial Paper Program together provide liquidity in the event any convertible notes are put. We then have flexibility to refinance in different debt capital markets.



Our 2031 Notes are putable annually, with the next put date in February 2010. Our 2032 Notes are putable annually, with the next put date in July 2009. Our 2038 Notes are putable in June 2010, 2013, 2018, 2023 and annually thereafter.

For purposes of this presentation we have included the following borrowings as of March 31, 2009 as outstanding through June 2011, the date of expiration of our five-year credit facility: short-term borrowings of $44 million, revolver borrowings of $475 million, commercial paper of $30 million and and other debt of $18 million. We believe that this presentation is more meaningful for purposes of understanding how we evaluate the maturities of our debt structure.

Senior Notes Due 2016

Principal Amount	$1 Billion
Co - Issuers	Omnicom Group, Omnicom Finance, Omnicom Capital
Date	March 29, 2006
Maturity	April 15, 2016
Security	Unsecured, pari passu with Bank Facility
Coupon	5.90%
Spread Over Comparable Treasury at Issue	1.30%
Rating	Moody's: Baa1 S&P: A- Fitch: A-

2031 Convertible Notes

Principal Amount	$6 Million
Co - Issuers	Omnicom Group, Omnicom Finance, Omnicom Capital
Date	February 7, 2001
Maturity	February 7, 2031 with annual puts each February
Security	Unsecured, pari passu with Bank Facility
Coupon	0.00%
Conversion Price	$55
Rating	Moody's: Baa1 S&P: A- Fitch: A-

Note: On February 9, 2009, $841.2 million aggregate principal amount of Omnicom's convertible notes due 2031 were put to Omnicom for purchase at par and $5.8 million of the notes remain outstanding. Omnicom borrowed $814.4 million under its existing $2.5 billion five-year revolving credit facility. A partnership controlled by Omnicom and formed for the purpose of buying the convertible notes used a portion of the proceeds under Omnicom's borrowing to purchase $546.0 million aggregate principal amount of convertible notes that were put. The controlled partnership purchased the convertible notes with the intent to sell such notes back into the marketplace over the next 12 months if market conditions permit. The partnership is consolidated within Omnicom's financial statements.

Omnicom repurchased the remaining $295.2 million aggregate principal amount of the convertible notes that had been put, all of which have been retired.

2032 Convertible Notes

Principal Amount	$727 Million
Co - Issuers	Omnicom Group, Omnicom Finance, Omnicom Capital
Date	March 6, 2002
Maturity	July 31, 2032 with annual puts each July
Security	Unsecured, pari passu with Bank Facility
Coupon	0.00%
Conversion Price	$55
Rating	Moody's: Baa1 S&P: A- Fitch: A-

2038 Convertible Notes

Principal Amount	$467 Million
Co - Issuers	Omnicom Group, Omnicom Finance, Omnicom Capital
Date	June 10, 2003
Maturity	June 15, 2038 with puts in June of 2010, 2013, 2018, 2023 and annually thereafter until maturity
Security	Unsecured, pari passu with Bank Facility
Coupon	0.00%
Conversion Price	$51.50
Rating	Moody's: Baa1 S&P: A- Fitch: A-

Current Bank Credit Facility

Amount	$2.5 Billion
Type	Unsecured Revolving Credit
Maturity	5 Years – June 2011
Facility Fee	13BP per annum
Drawn Rate	Libor +17BP
Covenants	-Maximum Debt to EBITDA 3:1 -Minimum Interest Coverage 5:1

Current Bank Credit Facility – Distribution of 33 Banks



Global

Citigroup ($100) • JPMorgan ($200) • HSBC ($200) • Royal Bank of Scotland ($150)

Europe
- Societe Generale ($150)
- Deutsche ($150)
- BBVA ($100)
- Commerzbank ($80)
- Fortis ($70)
- BNP Paribas ($60)
- Barclays ($50)
- Den Danske ($50)
- UBS ($35)
- Intesa San Paolo ($30)
- ING ($25)
- Nordea ($25)
- Unicredit ($25)

Asia
- Sumitomo ($100)
- Bank of Tokyo ($50)
- Mizuho ($50)
- ANZ ($50)
- Standard Chartered ($45)
- Westpac ($25)

North America
- Bank of America ($200)
- Wells Fargo ($175)
- Northern Trust ($50)
- PNC ($50)
- Union Bank of California ($50)
- US Bancorp ($50)
- Scotia ($40)
- Comerica ($25)
- Key ($25)
- Fifth Third ($15)

Current Omnicom Credit Ratings

	Moody's	S&P	Fitch
Long Term Ratings	Baa1	A-	A-
Short Term Ratings	P2	A2	F2
Outlook	Negative	Negative	Stable

OmnicomGroup

Supplemental Financial Information

Q1 2009 vs. Q1 2008 Earnings Per Share (a)

	2009	2008
Net Income per Common Share - Omnicom Group:		
Basic	$0.53	$0.65
Diluted	0.53	0.64
Earnings Available for Common Shares:		
Net Income - Omnicom Group	$ 164.5	$ 208.7
Earnings Allocated to Participating Securities	(2.2)	(2.6)
Earnings Available for Common Shares	$ 162.3	$ 206.1
Weighted Average Shares (millions):		
Basic	307.5	318.3
Diluted	307.6	320.1
Dividend Declared per Share	$0.150	$0.150

a) On January 1, 2009, we adopted FSP EITF 03-6-1 entitled "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities". Our unvested restricted stock awards pay dividends and therefore qualify as participating securities. In accordance with EITF 03-6-1, Net income, for the purposes of the basic and diluted EPS calculation is reduced for a presumed hypothetical distribution of earnings to the holders of the unvested restricted stock. Accordingly, the effect of the allocation required under EITF 03-6-1 reduces Earnings Available to Common Shareholders. Additionally, the unvested restricted shares were excluded from the calculation of diluted EPS because their inclusion would have been anti-dilutive. The above information reflects the effect of the adoption on Earnings per Share as if we adopted EITF 03-6-1 at the beginning of the period and the 2008 amounts have been adjusted (see page 21).

2008 Earnings Per Share Revised (a)

	Q1	Q2	Q3	Q4	Full Year
As Previously Presented:					
Basic EPS	$0.65	$0.97	$0.69	$0.88	$3.20
Diluted EPS	0.65	0.96	0.69	0.88	3.17
Weighted Average Shares (millions):					
Basic	318.6	317.5	309.1	307.2	313.0
Diluted	320.9	320.8	310.7	307.2	315.4
Net Income for EPS:					
Diluted	$208.7	$307.0	$213.6	$271.0	$1,000.3
As Revised:					
Basic EPS	$0.65	$0.96	$0.68	$0.87	$3.15
Diluted EPS	0.64	0.95	0.68	0.87	3.14
Weighted Average Shares (millions):					
Basic	318.3	317.5	309.1	307.2	313.0
Diluted	320.1	319.6	310.3	307.2	314.8
Earnings Available for Common Shares:					
Net Income - Omnicom Group	$208.7	$307.0	$213.6	$271.0	$1,000.3
Earnings Allocated to Participating Securities	(2.6)	(3.1)	(3.1)	(3.9)	(12.8)
Earnings Available for Common Shares	$206.1	$303.9	$210.5	$267.1	$987.5

a) On January 1, 2009, we adopted FSP EITF 03-6-1 entitled "Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities". Our unvested restricted stock awards pay dividends and therefore qualify as participating securities. In accordance with EITF 03-6-1, Net income, for the purposes of the basic and diluted EPS calculation is reduced for a presumed hypothetical distribution of earnings to the holders of the unvested restricted stock. Accordingly, the effect of the allocation required under EITF 03-6-1 reduces Earnings Available to Common Shareholders. Additionally, the unvested restricted shares were excluded from the calculation of diluted EPS because their inclusion would have been anti-dilutive. The above information reflects the effect of the adoption on Earnings per Share as if we adopted EITF 03-6-1 at the beginning of the period and the 2008 amounts have been adjusted.

Acquisition Related Expenditures

	First Quarter 2009
New Subsidiary Acquisitions (a)	$ -
Affiliates to Subsidiaries (b)	-
Affiliates (c)	-
Existing Subsidiaries (d)	1
Earn-outs (e)	2
Total Acquisition Expenditures	**$ 3**

a) Includes acquisitions of a majority interest in agencies resulting in their consolidation.

b) Includes acquisitions of additional equity interests in existing affiliate agencies resulting in their majority ownership and consolidation.

c) Includes acquisitions of less than a majority interest in agencies in which Omnicom did not have a prior equity interest and the acquisition of additional interests in existing affiliated agencies that did not result in majority ownership.

d) Includes the acquisition of additional equity interests in already consolidated subsidiary agencies.   On January 1, 2009 we adopted SFAS No. 160 "Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51". As required by SFAS 160, these transactions are now reported directly in equity.

e) Includes additional consideration paid for acquisitions completed in prior periods.

Reconciliation of Operating Income to EBITDA

	12 Months ended March 31,	
	2009	**2008**
Operating Income	$ 1,621	$ 1,694
Depreciation	181	171
Amortization	54	47
EBITDA	**$ 1,856**	**$ 1,912**

The covenants contained in our credit facility are based on the EBITDA ratios as presented on pages 7 & 16 of this presentation. The above reconciles our GAAP Operating Income to EBITDA for the periods presented.

EBITDA is a non-GAAP financial measure within the meaning of applicable SEC rules and regulations   Our credit facility defines EBITDA as earnings before deducting interest expense, income taxes, depreciation and amortization. Our credit facility uses EBITDA to measure our compliance with covenants, such as interest coverage and leverage.   EBITDA is not, and should not, be used as a substitute for Operating Income as determined in accordance with GAAP and is only used to measure our compliance with our debt covenants. Management does not use EBITDA for any other measurement purpose.